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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       TRANSITIONAL HOSPITALS CORPORATION
                            (NAME OF SUBJECT COMPANY)


                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                    (BIDDERS)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    893719104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  JILL L. FORCE
                             SENIOR VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                  VENCOR, INC.
                              3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-7300


           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                    COPY TO:

                             JOSEPH B. FRUMKIN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No. 1 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the" Purchaser"), on May 7, 1997 (the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit
(a)(1) thereto.

ITEM 10. ADDITIONAL INFORMATION.

         (c) On May 7, 1997 Vencor and the Purchaser filed a Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division.

         (e) The Complaint in Vencor, Inc., Jill L. Force, and Patrick W. Mattingly vs. Transitional Hospitals Corporation, Richard L. Conte, Dana L. Shires, M.D., Robert L. Thomas, Jack H. Lindheimer, M.D., Nigel Petrie, Ralph J. Watts, Wendy L. Simpson, Carol J. Burt and SM Acquisition Co. (the "Complaint") was filed in the Nevada Court on May 7, 1997. A copy of the Complaint is attached hereto as Exhibit (g)(1).

         (f) On May 7, 1997 Vencor issued a press release announcing the commencement of the Offer. A copy of this press release is attached hereto as Exhibit (a)(8)

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         The list of exhibits in the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.       Description

(a)(8)            Press Release, dated May 7, 1997.

(g)(1)            Vencor, Inc., Jill L. Force, and Patrick W. Mattingly vs.
                  Transitional Hospitals Corporation, Richard L. Conte, Dana L. Shires, M.D., Robert L. Thomas, Jack H. Lindheimer, M.D., Nigel Petrie, Ralph J. Watts, Wendy L. Simpson, Carol J. Burt and SM Acquisition Co., CV-S-97-00565, Complaint filed in the Nevada Court on May 7, 1997.


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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:   May 7, 1997


                                 VENCOR, INC.

                                 By:/s/ W. Bruce Lunsford
                                    Name:  W. Bruce Lunsford
                                    Title: Chairman of the Board, President
                                          and  Chief Executive Officer



                                 LV ACQUISITION CORP.

                                 By:/s/ W. Bruce Lunsford
                                    Name:  W. Bruce Lunsford
                                    Title: Chairman of the Board, President
                                          and Chief Executive Officer